UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Birkenstock Holding plc
(Exact name of the registrant as specified in its charter)
Jersey	001-41836	Not Applicable
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
1-2 Berkeley Square London W1J 6EA United Kingdom	N/A
(Address of principal executive offices)	(Zip code)
Markus Baum	+44 1534 835600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries (together “Birkenstock”). Birkenstock evaluated its current product lines to confirm whether columbite-tantalite (coltan), cassiterite, wolframite, tin, tungsten, tantalum and/or gold (collectively referred to herein as “3TG”) are contained in and necessary to the functionality or production of certain products manufactured or contracted to be manufactured by Birkenstock, and determined that tin, tungsten and gold are currently applicable (the “Covered Products”). Following a good faith reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the “RCOI”) regarding 3TG in the Covered Products, Birkenstock has no reason to believe that the tin, tungsten and gold in the Covered Products may have originated in the Democratic Republic of Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (the “Covered Countries”). As a result, Birkenstock has disclosed below, the determination and described the RCOI that Birkenstock undertook in making such determination.

Conflict Minerals Disclosure

Determination

Following a good faith RCOI regarding the 3TG in the Covered Products, Birkenstock has determined for the Relevant Period (as defined below) that it has no reason to believe that the 3TG in the Covered Products may have originated in the Covered Countries.

Description and results of the RCOI

Birkenstock conducted an analysis of its global supply chain to determine "in-scope" products and found that many of its products do not contain any 3TG. For those products where 3TG is necessary to the products' functionality, 3TG content generally represents a small amount of the total material content of the respective product (such as in buckles, zippers, hooks and rivets).

Under its RCOI, Birkenstock requested that all suppliers identified as providing buckles, rivets, eyelets, metal caps, etc. or materials that could possibly include 3TG ("Covered Suppliers") provide information regarding their 3TG use and smelters using the Conflict Mineral Reporting Template ("CMRT"). The CMRT was developed by the Responsible Minerals Initiative (the "RMI") to collect data and facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a supplier’s conflict minerals policy and its due diligence process, and information about its supply chain, such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. As part of its RCOI, Birkenstock must rely to a large extent on the cooperation of its direct suppliers and their compliance, including that they work adequately with their upstream suppliers to provide Birkenstock with accurate information about the smelters and refiners used and the origin of conflict minerals.

For the year ended December 31, 2025 (the "Relevant Period"), Birkenstock identified 30 metal-related suppliers from accessories, cosmetics, sleep systems and shoes for initial assessment and shared the CMRT with them to collect data. Based on this data collection, Birkenstock determined that seven suppliers provided components or materials containing necessary 3TG.

Based on the RCOI performed, Birkenstock received completed declarations from 100% of the in-scope suppliers. These suppliers identified the specific smelters and refiners used in Birkenstock's production lots. Through a cross-reference of these facilities against RMI's Conformant Smelter List, Birkenstock determined that it has no reason to believe that any of the 3TG minerals used in its products originated from the Covered Countries. All identified minerals were sourced from smelters located outside the Covered Countries.

Birkenstock has an internal Conflict Minerals Policy which acts as a guiding tool for its supply chain. The responsibility of conducting due diligence for Conflict Minerals Reporting lies with Birkenstock's ESG Team which sits under the Business Development and Transformation department within the Product division. The team collaborates with key stakeholders of all the departments that are in scope for this reporting, such as

Global Sourcing & Procurement, Contract Manufacturing, Cosmetics, Production Plants, Legal and Communications, and, among other things, conducts an internal survey of Birkenstock's supply chain on an annual basis, and provides data validation and preliminary risk assessment based on RCOI responses.

Based on the good faith RCOI described above, Birkenstock has concluded for the Relevant Period that it has no reason to believe that 3TG used in products manufactured or contracted to be manufactured by Birkenstock and necessary to their functionality or production may have originated in the Covered Countries.

A copy of this Form SD of Birkenstock is publicly available on Birkenstock’s Investor Relations website at https://www.birkenstock-holding.com.

Section 2 – Resource Extraction Issuer Disclosure and Report

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2026	BIRKENSTOCK HOLDING PLC
	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director